EXHIBIT (e)(11)

PRIVILEGED AND CONFIDENTIAL

DPx Holdings B.V.

MANAGEMENT LONG-TERM INCENTIVE PLAN

ARTICLE I
PURPOSE AND EFFECTIVE DATE

1.1           Purpose of LTIP.  DPx Holdings B.V. (the “Company”) hereby establishes the DPx Holdings B.V. Management Long-Term Incentive Plan (the “LTIP”).  The purpose of the LTIP is to provide long-term incentives to selected key management employees of the Company and its Subsidiaries who have contributed and are expected to contribute materially to the success of the Company and its Subsidiaries and affiliates, and to reward outstanding performance by such employees.

1.2           Effective Date.  The LTIP shall be effective as of April 24, 2014, the date on which it was adopted and approved by the Board.

ARTICLE II
DEFINITIONS

2.1           Whenever used herein, the following terms shall have the respective meanings set forth below:

“Award” means an award granted to a Participant hereunder.

“Base Salary” means the annual base wages or salary paid to a Participant by such Participant’s employer, excluding any bonuses, incentive or commission compensation, equity-based compensation, deductions pursuant to a welfare benefit plan, or deferrals of compensation, whether pursuant to a tax-qualified plan or otherwise.

“Board” means the Board of Directors of the JLL/Delta Patheon GP, Ltd., a Cayman Islands exempted company and the general partner of the Partnership.

“Cause” with respect to a Participant, has the meaning attributed to such term under an executed written employment agreement between such Participant and the Partnership or any Affiliate of the Partnership (to the extent the term “Cause” is defined in such employment agreement) or, in the absence of such employment agreement (or the absence of a definition of “Cause” therein), “Cause” shall mean the occurrence of the following:

(a)          such Participant has repeatedly failed to perform his assigned duties for the Partnership or any Affiliate of the Partnership after 10 days written notice and an opportunity to cure;

(b)          such Participant has engaged in dishonesty, gross negligence (as determined under the Laws of the State of Delaware), fraud, embezzlement, misappropriation, conversion of assets or misconduct materially detrimental to the Partnership or any Partnership Subsidiary’s interests; or

(c)          the commission of any act or omission that results in, or may reasonably be expected to result in, a conviction of such Participant of, or the entry of a pleading of guilty, no contest or nolo contendere by such Participant to, any crime involving moral turpitude or any felony.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning assigned to such term in Section 1.1.

“Compensation Committee” means the Compensation Committee of the Board or the Board of Directors of the Company, as authorized.

“Consolidated Adjusted EBITDA” means, for any period, the earnings before income, taxes, depreciation, and amortization of the Company and its Subsidiaries for such period on a consolidated basis as determined by the Board or the Compensation Committee, in either case, in its sole and absolute discretion.  EBITDA shall be adjusted for foreign currency exchange rate differences compared to budgeted exchange rates and other one-time, non-operating gains or losses at the discretion of the Board or Compensation Committee.  Acquisition related EBITDA not included in the applicable fiscal year’s budget targets shall be excluded as determined by the Board or the Compensation Committee, in either case, in its sole and absolute discretion.

“Disability” with respect to any Participant that has entered into a written employment agreement with the Partnership or any Partnership Subsidiary that defines “Disability,” shall have the meaning set forth in such employment agreement or, in the absence of such employment agreement, “Disability” shall mean: (i) a long-term disability, as defined in the Partnership’s or any applicable Partnership Subsidiary’s long-term disability plan or policy as then in effect; or (ii) if the Partnership or any of its Subsidiaries does not maintain or participate in a disability plan or policy, then the applicable Participant’s inability reasonably to perform the essential functions of his duties (taking into account any reasonable accommodation therefor) because of any medically determinable physical or mental impairment that (A) can reasonably be expected to result in death or (B) has lasted or can reasonably be expected to last for at least 90 consecutive days or for at least 90 days in any 120-consecutive-day period, as determined by the Compensation Committee, in its sole and absolute discretion, upon receipt of competent medical advice from a qualified physician selected by or acceptable to the Compensation Committee.

“EBITDA Target” means, as to each Award hereunder, the targeted Consolidated Adjusted EBITDA of the Company and its Subsidiaries for the fiscal year as to which such Award is to be granted, as set forth in the EBITDA budget for the Company and its Subsidiaries for the applicable fiscal year approved by the Compensation Committee, in its sole and absolute discretion, prior to the commencement of such fiscal year.

“Effective Date” has the meaning assigned to such term in Section 1.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exit Event” has the meaning assigned to such term in the Partnership Agreement.

“Fair Market Value” means, with respect to any securities, assets or other property, the fair market value of such securities, assets or other property, as determined by the Compensation Committee in good faith, in its sole and absolute discretion.

“Grant Date” has the meaning assigned to such term in Section 5.1(a).

“Illiquid Securities” has the meaning assigned to such term in Section 5.2(c).

“JLL Holdco” means JLL Patheon Co-Investment Fund, L.P., a Cayman Islands exempted limited partnership, and limited partner of the Partnership.

“LTIP” has the meaning assigned to such term in Section 1.1.

“Marketable Security” means a security that regularly trades in, on or through the facilities of securities exchanges and/or inter-dealer quotation systems in the United States (within the meaning of Section 902(n) of the Securities Act) or any designated offshore securities market (within the meaning of Rule 902(a) of the Securities Act).

“Participant” has the meaning assigned to such term in Section 4.2.

“Partnership” means JLL/Delta Patheon Holdings, L.P., a Cayman Islands exempted limited partnership.

“Partnership Agreement” means the Third Amended and Restated shall mean the Amended and Restated Agreement of Exempted Limited Partnership of the Partnership, as may be amended, modified or supplemented from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, association or other entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, joint venture, association or other entity (other than a corporation), a majority of limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, joint venture, association or other entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, joint venture, association or other entity gains or losses or shall be or control any managing member, general partner or analogous controlling Person of such limited liability company, partnership, joint venture, association or other entity.  For purposes hereof, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Partnership.

ARTICLE III
ADMINISTRATION

3.1           General.  The LTIP shall be administered by the Compensation Committee.  The Compensation Committee shall have full responsibility and authority to administer and interpret the LTIP and to determine which employees of the Company or its Subsidiaries shall be designated as Participants.  The Compensation Committee shall determine the terms and conditions of each Award granted hereunder, in its sole and absolute discretion, which terms and conditions shall not be inconsistent with the LTIP.  The Compensation Committee may delegate its authority to administer the LTIP to a committee of its members.  If any such delegation is made, references herein to the Compensation Committee shall be references to such committee.  Any decision made or action taken by the Compensation Committee arising out of or in connection with the LTIP shall be within its absolute discretion and shall be conclusive and binding upon all parties, including the Company, Participants and their respective successors and assigns.

3.2           Compensation Committee Procedures.  The Compensation Committee  may enact such rules and regulations for the administration of the LTIP as are necessary or appropriate under the circumstances.  The Compensation Committee may act either at meetings at which a majority of its members are present or by a writing signed by such majority without the holding of a meeting.  The Compensation Committee shall act by majority vote.

ARTICLE IV
ELIGIBILITY AND PARTICIPATION

4.1           Eligibility.  Leadership, key positions or identified key talent may be invited to participate in the LTIP during an identified Plan Year.  Participants must have a performance level of “Meets Expectations” or equivalent to be designated as a Participant by the Compensation Committee.  The designation as an eligible employee shall be communicated to the Participant upon the applicable award Grant Date (as defined below).

4.2           Participants.  Each eligible employee of the Company or a Subsidiary who has received written notification from the Compensation Committee of his or her participation in the LTIP shall be deemed a “Participant” hereunder.

ARTICLE V
AWARDS OF INCENTIVE COMPENSATION

5.1           Grant of Awards.

(a)           Not later than ninety (90) days following commencement of each applicable Company fiscal year which would end during the term of the LTIP, the Compensation Committee shall determine, in its sole and absolute discretion, with respect to such fiscal year, (i) the Participants with respect to that fiscal year, (ii) the EBITDA Target and (iii) the targeted amount of each Award.  The date on which such determinations are finalized is referred to herein as the (“Award Determination Date”).  Each Award shall be evidenced by a written notice and shall be deemed granted on the first day of the fiscal year with respect to which the Compensation Committee resolves to grant such Award (the “Grant Date”).

(b)           Form of Awards.  Awards shall be denominated as a percentage of the Participant’s Base Salary as in effect on the Award Determination Date, with the target percentage based on the Participant’s level within the organization, as determined by the Compensation Committee in its sole and absolute discretion,.  A Participant may be granted more than one Award during the term of the LTIP.  Each Participant’s Award shall be recorded on the Company’s books.  During the period from the Grant Date to the date on which such Award is paid in accordance with the terms hereof, as applicable, Awards shall not be credited with any interest or hypothetical gains or losses.

(c)           Achievement of Performance Target.  Subject to the Participant’s continued employment through the payment of the Award in accordance with Section 5.2, Awards granted under the LTIP shall be earned to the extent that the Compensation Committee determines, in its sole and absolute discretion, that the Company and its Subsidiaries shall have achieved the applicable EBITDA Target for the relevant fiscal year, as determined by reference to the audited consolidated financial statements of the Company and its Subsidiaries as of and for such fiscal year, and as set forth on Exhibit A attached hereto. Any portion of the Award that is not earned in accordance with Exhibit A shall be forfeited.  Such determination shall be made as soon as practicable following the completion of the consolidated financial statements of the Company and its Subsidiaries for any such fiscal year.

5.2           Payment of Awards.

(a)           General.  All Awards shall be paid in the form of cash, or other property having a value equal to such cash payment, as determined by the Compensation Committee in its sole and absolute discretion; provided, however, that all Participants shall with respect to each payment event receive the same form of payment (whether cash or other property).

(b)           Timing of Payment.  Subject to Section 5.2(c) below, an Award that is earned pursuant to Section 5.1 shall be paid in a single lump sum as soon as practicable following the earliest to occur of: (i) an Exit Event; or (ii) a Qualifying Termination (as defined below), but in no event l ater than two and one-half months following the end of the calendar year in which such event occurs.

(c)           Receipt of Illiquid Securities.  In the event of an Exit Event during the term of the LTIP upon which the Partnership sells, redeems, transfers or otherwise disposes of, directly or indirectly, equity interests in the Company and receives property that does not constitute cash, cash equivalents, or Marketable Securities as consideration for any portion of such equity interests (such securities, “Illiquid Securities”), (i) that percentage of each Award corresponding to the percentage of the consideration received by the Partnership in such transaction which constitute Illiquid Securities shall be credited to Company bookkeeping accounts in the name of each Participant and (ii) the remaining percentage of the Awards shall be paid to Participants in accordance with the LTIP.  Subject to Section 5.3, at such time as the Partnership sells or otherwise disposes of such Illiquid Securities and receives cash or Marketable Securities in consideration of such sale or other disposition, such amounts shall be paid to Participants entitled to such amounts as soon as practicable following the date of such sale or other disposition, but in no event later than two and one-half months following the end of the calendar year in which such sale or other disposition occurs.

5.3           Continued Employment or Qualifying Termination.

(a)           Continued Employment.  Except as set forth in Section 5.3(b), in the event that a Participant’s employment with the Company and its Subsidiaries is terminated by the Company or by the Participant prior to the payment of the Participant’s Award, all of Participant’s Award shall be immediately forfeited, the Participant shall have no further rights thereunder and such individual shall no longer be a Participant in the LTIP.

(b)           Termination by the Company without Cause or Upon Disability or Death.  In the event that during the term of the LTIP but prior to the occurrence of an Exit Event, a Participant’s employment with the Company and its Subsidiaries is terminated by the Company other than for Cause or due to the Participant’s Disability or death (each, a “Qualifying Termination”), (i) any portion of such Participant’s Award that has not yet been earned in accordance with Section 5.1 shall be immediately forfeited and the Participant shall have no further rights thereto and (ii) to the extent earned in accordance with Section 5.1, the Participant (or the Participant’s estate, as applicable) shall be entitled to receive the following percentage of such Participant’s Award, payable within sixty (60) days of the Qualifying Termination:

Qualifying Termination prior to second anniversary of Grant Date	0%
Qualifying Termination on or after second anniversary of Grant Date and prior to third anniversary of Grant Date	25%
Qualifying Termination on or after third anniversary of Grant Date and prior to fourth anniversary of Grant Date	50%
Qualifying Termination on or after fourth anniversary of Grant Date and prior to fifth anniversary of Grant Date	75%
Qualifying Termination on or after fifth anniversary of Grant Date	100%

ARTICLE VI
OBLIGATIONS OF THE COMPANY

6.1           Contractual Obligation.  The sole obligation of the Company to any Participant in respect of any amounts which may become payable hereunder is a general, unsecured contractual obligation to make payments in accordance with the terms hereof.  The contractual relationship under the LTIP is exclusively established between the Company and the respective Participant irrespective of whether the Participant is employed with the Company or with one of its Subsidiaries and any obligation under the LTIP shall be an exclusive obligation of the Company.

6.2           Source of Payments.  All amounts payable under the LTIP shall be paid by the Company and the Company shall be under no obligation to segregate any of its assets in respect of the benefits provided hereunder or to fund or otherwise secure its obligation to make such payments.

ARTICLE VII
PLAN TERM; PLAN AMENDMENT AND TERMINATION

7.1           Term of LTIP.  If an Exit Event has not earlier occurred, the LTIP shall automatically terminate upon the tenth (10th) anniversary of the Effective Date.  In such event, the Compensation Committee shall determine, in its sole and absolute discretion, the extent to which, if at all, Awards shall be paid to Participants who remain employed by the Company or one of its Subsidiaries as of the date of such LTIP termination.

7.2           Effect of Amendment or Termination.  The LTIP may be amended, suspended, restated or terminated, in whole or in part, as of any date specified in a resolution adopted by the Compensation Committee, in its sole and absolute discretion; provided, however, that no such amendment, suspension, restatement or termination shall, adversely affect the right of any Participant with respect to any Award theretofore granted without such Participant’s consent.

ARTICLE VIII
MISCELLANEOUS

8.1           Nontransferability.  Awards granted under the LTIP may not be transferred, pledged or hypothecated in any manner other than by will or the laws of descent and distribution.

8.2           Withholding.  The Company retains the right to make any provision it deems necessary or appropriate in its sole discretion for the reporting and withholding of any federal, state or local taxes or charges that may be required to be withheld with respect to any payments under the LTIP and shall be entitled to pay such withheld amounts to the appropriate taxing or governmental authorities.

8.3           Section 409A.  It is the Company's intent that payments under the LTIP comply with Section 409A of Code ("Section 409A"), to the extent subject thereto or an exemption therefrom, and, accordingly, to the maximum extent permitted, the LTIP shall be interpreted and administered to be in compliance therewith.  Any payments described in the LTIP that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise.  Notwithstanding anything contained herein to the contrary, the Participant shall not be considered to have terminated employment with the Company for purposes of any payments under the LTIP which are subject to Section 409A until the Participant has incurred a “separation from service” from the Company within the meaning of Section 409A.  Each amount to be paid or benefit to be provided under the LTIP shall be construed as a separate identified payment for purposes of Section 409A.  For each Award that constitutes deferred compensation under Section 409A, an Exit Event shall be deemed to have occurred under the Plan with respect to such Award, resulting in the payment of such Award, only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid an accelerated or additional tax under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the LTIP during the six-month period immediately following a Participant’s separation from service shall instead be paid on the first business day after the date that is six months following the Participant’s separation from service (or, if earlier, the Participant’s date of death).  To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to the Participant shall be paid to the Participant on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in kind benefits provided to the Participant) during one year may not affect amounts reimbursable or provided in any subsequent year. The Company makes no representation that any or all of the payments described in the LTIP will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

8.4           No Right to Employment.  Nothing herein shall be construed as conferring upon any person any legal or contractual right to be employed by the Company or any Subsidiary or affiliate thereof.

8.5           Governing Law.  All questions pertaining to the construction, regulation, validity and effect of the provisions of the LTIP shall be determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

8.6           Validity.  In the event any provision of this LTIP is held invalid, void or unenforceable, the same shall not affect, in any respect whatsoever, the validity of any other provision of this LTIP.

Exhibit A

The terms used in this Exhibit A shall have the meanings set forth in the LTIP. This Exhibit A is qualified in its entirety by the terms and conditions set forth in the LTIP.  The Award, to the extent earned, remains subject to the Participant’s continued employment with the Company and its Subsidiaries in accordance with the LTIP.

	Performance Range (as % of EBITDA Target)	Award* (as % of target)
	< 90%	0%
Threshold	90%	50%
Target	100%	100%
Maximum	120%	150%
	> 120%	150%
*If the actual Consolidated Adjusted EBITDA is between 90% and 100% or is between 100% and 120%, the amount of the Award shall be determined proportionally on a sliding scale.